UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

Report of Independent Registered Public Accounting Firm

Audit Committee and Plan Administrator

RPM International Inc. 401(k) Trust and Plan

Medina, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Pittsburgh, Pennsylvania

June 25, 2021

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019
ASSETS

Investments, at fair value	$1,090,841,829	$955,701,461

Receivables
Notes receivable from participants	12,258,810	12,503,024
Employer’s contribution	456,499	315,957
Participants’ contributions	846,736	598,930

Total Receivables	13,562,045	13,417,911

NET ASSETS AVAILABLE FOR BENEFITS	$1,104,403,874	$969,119,372

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2020

Additions To Net Assets Attributed To:

Contributions
Participants	$41,573,281
Employer	21,096,759
Rollover	5,966,042	$68,636,082

Investment Income
Interest, dividends and other	9,767,455
Net appreciation in fair value of investments	168,390,890	178,158,345

Interest income on notes receivable from participants		709,825

		247,504,252

Deductions from Net Assets Attributed To:

Benefits paid to participants	113,185,834
Deemed distributions	22,767
		113,208,601

Net Increase		134,295,651

Transfer of assets to Plan		996,639
Transfer of assets from Plan		7,788

Net Assets Available for Benefits:
Beginning of year		969,119,372

End of year		$1,104,403,874

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the RPM International Inc. 401(k) Trust and Plan (the Plan) have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan’s gain and losses on investments bought and sold as well as held during the Plan year. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted on June 1, 1996, is a defined contribution retirement savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act, (the ‘CARES Act’), was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans. The Plan was amended to allow coronavirus-related distributions up to $100,000, the waiver of required minimum distributions and the deferral of repayment on any existing or new plan loan through December 30, 2020.

Eligibility

Employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Unless elected otherwise, employees are automatically enrolled into the Plan at a pre-tax contribution rate of 3% as of the first payroll beginning after eligibility requirements are met.

Contributions

Participants may contribute up to 50% of their gross annual compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. Participants may invest up to a limit of 20% per contribution in the Company stock fund. The Plan is a safe harbor 401(k) plan. The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same way the participants invest their own contributions. Contributions are subject to certain limitations, as defined.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings/(losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate between 4.00% and 6.50% as determined by the Plan Sponsor at the date of issuance. Principal and interest are paid ratably through payroll deductions.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her accounts or regular installments over any period not to exceed ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS).

Plan Expenses

During 2020, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan. The Company directly pays administrative costs associated with participant recordkeeping services for active (non-terminated) participants. Other fees, including individual participant transaction fees and administrative fees specific to terminated and retired participants are debited directly from the accounts of plan participants. The Company participates in an arrangement that provides for the allocation of substantially all revenue sharing payments on certain funds to Plan participants. During 2020, $2,566 of revenue sharing payments was not allocated to plan participants. This amount is included in “interest, dividends, and other” on the accompanying statement of changes in net assets available for benefits.

Transfer of Assets to and from the Plan

The Company has completed a number of acquisitions since the inception of the Plan. Typically, the plans of the acquired companies are merged into the Plan. Related assets from these mergers are shown as Transfer of Assets to Plan. Employees of acquired companies become eligible to participate in the Plan as of the date defined by the applicable amendment and supplemental agreement made to the Plan. Additionally, assets are able to be transferred to and from the Company’s union plan as employees change eligibility.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements

The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements.

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual Funds: Valued at quoted prices from an active market, which represents the net asset value (NAV) of shares held by the Plan at year-end.

Company common stock: Valued at the closing price per share each day on the active market.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Common/Collective Trusts: Valued at NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

The Plan provides participants a stable value investment option managed by Fidelity Management Trust Company. The Managed Income Portfolio II of the Fidelity Group includes synthetic guaranteed investment contracts and is a portfolio of financial instruments. The fund is valued using NAV as a practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a 12-month redemption notice period for the Plan level.

Insurance Policies: Valued at cash surrender value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

Investment at Fair Value as of December 31, 2020

	Level 1	Level 2	Level 3	Total
Mutual Funds	$375,672,295	$—	$—	$375,672,295
Company common stock	61,926,401	—	—	61,926,401
Insurance Policies	—	—	19,003	19,003

Total Assets in the Fair Value Hierarchy	437,598,696	—	19,003	437,617,699
Investments measured at NAV (a)				653,224,130

Investments at Fair Value	$437,598,696	$—	$19,003	$1,090,841,829

Investments at Fair Value as of December 31, 2019

	Level 1	Level 2	Level 3	Total
Mutual Funds	$484,264,358	$—	$—	$484,264,358
Company common stock	57,866,610			57,866,610
Insurance Policies	—	—	18,309	18,309

Total Assets in the Fair Value Hierarchy	542,130,968	—	18,309	542,149,277
Investments measured at NAV (a)				413,552,184

Investments at Fair Value	$542,130,968	$—	$18,309	$955,701,461

(a)

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2020:

Insurance Policies
Balance, beginning of year	$18,309
Unrealized gain	694

Balance, end of year	$19,003

NOTE D - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as determined by the Company.

NOTE E - Income Tax Status

The Plan obtained its latest determination letter on December 17, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan document has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan and related trust are designed and are currently being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE F - Related Party and Parties-in-Interest Transactions

Fidelity Management Trust Company is the Plan trustee. The Fidelity Government Income Fund, the Fidelity Government Money Market Fund K6 and the Fidelity Government Cash Reserves Fund are mutual funds managed by Fidelity Management Trust Company. The Fidelity Contrafund Commingled Pool and the Fidelity Managed Income Portfolio II are Common/Collective Trusts managed by Fidelity Management Trust Company. Therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

In addition, at December 31, 2020, the Plan held shares of RPM International Inc. common stock valued at $61,926,401. At December 31, 2019, the Plan held shares of RPM International Inc. common stock valued at $57,866,610.

Transactions involving these investments are allowable party-in-interest transactions under ERISA.

NOTE G - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. The level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (‘COVID-19’) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. As a result of the outbreak, there has been instability in the capital markets. The ultimate impact of the COVID-19 outbreak on the Plan’s investment options is highly uncertain.

NOTE H - Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred after December 31, 2020, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 011

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2020

	Registered Investment Companies
	Vanguard Institutional Index Fund	Registered investment company	$62,449,238
	Janus Henderson Balanced Fund	Registered investment company	61,737,556
	American Funds Washington Mutual Investors Fund	Registered investment company	57,314,885
	MFS Mid Cap Growth Fund Class R6	Registered investment company	47,249,154
	Vanguard Mid-Cap Index Fund	Registered investment company	38,806,509
*	Fidelity Government Income Fund	Registered investment company	21,977,365
	Artisan International Value Fund Institutional Class	Registered investment company	21,174,725
	Vanguard Small-Cap Index Fund	Registered investment company	19,337,074
	American Funds EuroPacific Growth Fund	Registered investment company	19,326,965
	Vanguard Total Bond Market Index Fund	Registered investment company	15,037,247
	Vanguard Total International Stock Index Fund	Registered investment company	6,467,651
	PGIM Global Total Return Fund - Class R6	Registered investment company	4,793,926

	Total Registered Investment Companies		375,672,295

	Common / Collective Trusts
	Harbor Capital Appreciation Fund CIT 4	Common/collective trusts	$148,252,214
*	Fidelity Contrafund Commingled Pool	Common/collective trusts	116,095,098
*	Managed Income Portfolio II Class 2	Common/collective trusts	75,610,642
	Vanguard Target Retirement 2040 Trust II	Common/collective trusts	63,030,628
	Vanguard Target Retirement 2030 Trust II	Common/collective trusts	49,863,387
	Vanguard Target Retirement 2025 Trust II	Common/collective trusts	42,942,496
	Vanguard Target Retirement 2035 Trust II	Common/collective trusts	31,014,897
	Vanguard Target Retirement 2020 Trust II	Common/collective trusts	26,881,021
	Vanguard Target Retirement 2045 Trust II	Common/collective trusts	25,225,409
	Prudential Core Plus Bond Fund Class 3	Common/collective trusts	22,815,920
	Vanguard Target Retirement 2050 Trust II	Common/collective trusts	21,483,950
	Vanguard Target Retirement 2055 Trust II	Common/collective trusts	15,436,586
	Vanguard Target Retirement Income Trust II	Common/collective trusts	9,142,660
	Vanguard Target Retirement 2060 Trust II	Common/collective trusts	5,179,062
	Vanguard Target Retirement 2065 Trust II	Common/collective trusts	250,160

	Total Common/Collective Trusts		653,224,130

	Employer Securities
*	RPM International Inc. Stock	Company stock	61,926,401

	Life Insurance
	Northwestern Mutual Life Insurance	Life insurance	19,003

	Total Investments		$1,090,841,829

*	Participant loans	Loans (4.00 to 6.50%)	$12,258,810

*	Denotes an allowable party in interest

Note: The “Cost” column is not applicable because all the Plan’s investment options are participant directed.

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By:	RPM International Inc. (Plan Administrator)

/s/ Janeen B. Kastner
Janeen B. Kastner, Vice President - Corporate Benefits & Risk Management

Date: June 25, 2021